UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
☒ Form 10-Q
For the Quarterly Period Ended May 31, 2006
OR
☐ TRANSITION REPORT ON FORM 10-Q
For the Transition Period from ________ to _________
PART I – REGISTRANT INFORMATION
Commission File No. 33-95318
PORTOLA PACKAGING, INC.
(Exact name of Registrant as specified in its charter)

Delaware	94-1582719
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
951 Douglas Road
Batavia, Illinois 60510
(Address of principal executive officers, including zip code)
(630)406-8440
(Registrant’s telephone number, including area code)
PART II – RULES 12b-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution reporton Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE
Portola Packaging, Inc. (the “Company”) was not able to file its Quarterly Report on Form 10-Q for the three months ended May 31, 2006 in a timely manner, because of the notification on June 30, 2006 of the resignation of its auditors, PricewaterhouseCoopers (“PwC”), effective on June 26, 2006. The Company requested that PwC perform the third quarter review through the issuance of the financial statements, but PwC subsequently decided not to complete such review. On February 13, 2006 the Audit Committee of the Board of Directors authorized the Company’s senior management to solicit proposals from various accounting firms to provide audit and related services for the Company’s fiscal year ended August 31, 2006. The decision resulted from the Audit Committee’s concerns about the increasing costs of such services. On June 26, 2006, the Audit Committee dismissed PwC as the Company’s principal accountants and appointed BDO Seidman, LLP (“BDO”) to be the Company’s principal accountants for the fiscal year ended August 31, 2006.
PART IV – OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Michael Morefield	630	326-2074
(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒    No ☐
____________________________________________________________________________________________
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒    No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
During the Company’s third fiscal quarter ended May 31, 2006, the Court issued a ruling that the Company’s product infringed upon Blackhawk’s patent and struck the Company’s defense of unenforceability of the patent but ruled that the Company’s defense alleging that Blackhawk’s patent was invalid would be tried. The Court also urged the parties to consider settling the suit. In May 2006 the parties agreed to settlement mediation. During the course of the settlement discussions, the parties exchanged information on damage claims, which ranged from zero to over $70.0 million.
Pursuant to the mediation, on May 31, 2006, the Company signed a settlement agreement with Blackhawk to settle the suit. The agreement provides that the Company will pay Blackhawk $4.0 million by June 30, 2006 and $0.5 million per quarter for four quarters thereafter and $0.25 million per quarter for an additional four quarters. The Company has already switched to an alternative label for its customers, which are not covered by the Blackhawk patent. The agreement does allow the Company to use up any of its inventory of single stick labels. The agreement ends the significant legal expenses that the Company has been incurring in the past and would have continued to incur in the future for this litigation and eliminates the risks and uncertainties of the litigation. The Company has sufficient cash flow from operations and ample lines of credit to make these payments. The Company will record a $1.5 million loss contingency for the second fiscal quarter and is currently in the process of restating the second quarter 2006 financial statements. A $5.5 million charge, representing the remainder of the $7.0 million settlement, will be recorded in the third fiscal quarter.

Portola Packaging, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	By	/s/ Michael Morefield

Michael Morefield Senior Vice President & Chief Financial Officer